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                             March 14, 2024

       Dennis M. Danzik
       Chief Executive Officer
       flooidCX Corp.
       14747 N Northsight Blvd
       Suite 111-218
       Scottsdale, AZ 85260

                                                        Re: flooidCX Corp.
                                                            Preliminary
Information Statement on Schedule 14C
                                                            Filed February 23,
2024
                                                            File No. 000-55965

       Dear Dennis M. Danzik:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Information Statement on Schedule 14C

       General

   1. We note that flooidCX Corp. announced the execution of a merger agreement with
                                                        Quantum Energy, Inc. in
the Form 8-K filed March 23, 2023, including disclosure that the company intended to
file a Form S-4 to register the shares to be issued to the Quantum shareholders. As of
your most recent Form 10-Q for the quarter ended September 30,
                                                        2023 you indicate that
the merger is still pending and continue to disclose an intention to file a Form S-4.
Further, we note your preliminary information statement here indicates that the new business
resulting from the merger is underway and that you are changing your name to reflect a
new business. However, it does not appear that a registration statement on Form S-4
or proxy statement on Schedule 14A, as applicable, to register shares issued in
connection with the merger or seek shareholder approval for the merger have been filed.
Please tell us the status of your planned merger with Quantum
                                                        Energy, andprovide a
legal and factual analysis of whether you are required to register the merger transaction
under the Securities Act of 1933. Additionally, if shareholders will not
 Dennis M. Danzik
flooidCX Corp.
March 14, 2024
Page 2
      be given a separate opportunity to vote on the merger transaction, please revise the preliminary information statement to include the information required by Items 11, 13 and
      14 of Schedule 14A, or tell us why you believe you are not required to provide such information. See Item 1 of Schedule 14C and Note A to Schedule 14A.
2. Please revise your information statement to provide the information required by Schedule
      14C, including the disclosure requirements pursuant to Item 1 of the Schedule to furnish the information called for by all of the items of Schedule 14A of Regulation 14A, as applicable. For example, but not limited to, revised disclosure should include beneficial ownership information required by Item 403 of Regulation S-K. Refer to
Item 6(d) of
      Schedule 14A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 or Erin Jaskot at 202-551-3442 with any other questions.



                                                          Sincerely,
FirstName LastNameDennis M. Danzik
                                                          Division of
Corporation Finance
Comapany NameflooidCX Corp.
                                                          Office of Trade &
Services
March 14, 2024 Page 2
cc:       Richard W. Jones
FirstName LastName